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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2003

Commission File number: 001-12412

PETROLEOS DE VENEZUELA, S.A.
(Exact Name of Registrant as Specified in its Charter)

VENEZUELAN NATIONAL PETROLEUM COMPANY
(Translation of Registrant's Name into English)

Avenida Libertador
La Campiña, Apdo. 169
Caracas 1010-A, Venezuela
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

TABLE OF CONTENTS

Item
1.	Press Release announcing the filing of PDVSA and PDVSA Finance's annual reports on Form 20-F.

Item 1.

Press release

One week ahead of time
PDVSA delivers its 2002 Annual Report to the SEC

Caracas, 25 October 2003.— The 2002 Annual Reports of Petróleos de Venezuela and its subsidiary, PDVSA Finance Ltd., on Form 20-F, were delivered on October 24 to the US Securities and Exchange Commission (SEC), effective October 27. Their deliver is one week ahead of its due date, thanks to the efforts made by only 15% of the Finance Executive Directorate's work force, who remained at their jobs after the work-stoppage/sabotage which began in December 2002. They work along with new hired personnel—most of them retired professionals of PDVSA—to make possible this achievement, informed José Gregorio Morales, Finance Executive Director of Petróleos de Venezuela, S.A.

The documents already mentioned include the audited financial statements for the year ended on December 31, 2002, issued by the international firm KPMG, once the analyses and respective notes to the financial statements had been completed. Worldwide accounting standards are more stringent and rigorous, which in itself meant that a greater amount of information related to operational and administrative activities had to be supplied, and these in greater detail and transparency than in previous years. This will enable the SEC to have more comprehensive and precise knowledge of the Petróleos de Venezuela business.

The following are notable results in PDVSA's audited financial statements for the year 2002, prepared in accordance with US generally accepted accounting principles:

  •
  Net income was US$ 2.590 billion.

  •
  Revenue was US$ 42.580 billion, or US$ 3.670 billion lower than in 2001, due mainly to a drop in the export volume.

  •
  Investment was US$ 2.859 billion.

  •
  Payments to the government were US$ 9.322 billion, of which royalties were US$ 5.659 billion and taxes were US$ 911 million (paid), while dividends were US$ 2.752 billion.

Notwithstanding the December 2002 and first-quarter 2003 crisis, PDVSA operations recovered successfully. By the July 2003 closing, the Venezuela's crude oil and gas production had reached 3.3 million barrels per day (bpd), while refining 1.1 million bpd and exporting 2.4 million bpd. Likewise, PDVSA has complied fully with all its financial obligations abroad, with outlays that totaled US$ 1.8 billion by the September 2003 closing, of which US$ 1.4 billion went to debt amortization. As a result of these achievements, PDVSA's credit rating has been upgraded by the leading international agencies.

The work stoppage temporarily affected the timely processing of our operational and financial data. During this period, PDVSA implemented alternative control systems, filled key management positions and hired and trained new personnel to oversee our operational, administrative, financial and information systems. Additionally, our recovery efforts included the development of a human resources strategic plan and of information technology. The control systems were fully restored by the end of July 2003.

In June of this year, PDVSA Finance Ltd. presented its financial statements for the year ended on 31 December 2002 to the trustee, as well as to the SEC, under Form 6-K. It also submitted its financial statements for the first quarter of 2003 to the SEC and the trustee, and has delivered its monthly statements up to September 2003 to the trustee. Additionally, CITGO Petroleum Corporation and PDV America, Inc., Petróleos de Venezuela subsidiaries in the United States, had already presented their annual reports to the SEC under Form 10-K on time, in March 2003.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROLEOS DE VENEZUELA, S.A.
Date: October 29, 2003	By:	/s/ AIRES BARRETO Name: Aires Barreto Title: Vice President

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TABLE OF CONTENTS
SIGNATURES